Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

September 22, 2021

VIA EDGAR

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Tonya Aldave
Justin Dobbie
Rolf Sundwall
David Irving

Re:	Roman DBDR Tech Acquisition Corp. Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed August 18, 2021 File No. 001-39687

Dear Ms. Aldave,

This letter is being submitted on behalf of Roman DBDR Tech Acquisition Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed on August 18, 2021 (the “Proxy Statement”), as set forth in your letter dated September 7, 2021 (the “Comment Letter”). In response to the Comment Letter, the Company has revised the Proxy Statement and is filing Amendment No. 3 to Proxy Statement (the “Amended Proxy Statement”) via EDGAR concurrently with this response letter. For the Staff’s reference, we are providing to the Staff by electronic mail both a clean copy of the Amended Proxy Statement and a copy marked to show all changes to the Proxy Statement.

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with a response immediately following the comment. Capitalized terms used herein but not defined in this letter have the meanings ascribed to such terms in the Amended Proxy Statement. Except for any page references which appear in the Staff’s headings or comments (which are references to the Proxy Statement), all page references herein correspond to the applicable page of the Amended Proxy Statement, unless the context otherwise requires.

Division of Corporation Finance

September 22, 2021

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed on August 18, 2021

Project Financial Information, page xxxv

1.	We acknowledge your response to our prior comment 10 from our August 10, 2021 letter. Given the nascent state of the cryptocurrency environment - in particular regarding its use in eGaming, warranty and insurance - the fact that you have not yet launched the Arculus platform and the materiality of the Arculus platform on projections in 2023-2025, its is not clear there is a reasonable basis for your longer term projections. Refer to Regulation S-X, Item 10(b). Please provide to us further analysis supporting your projections in these areas beyond two years. Alternatively, revise your projected financial disclosures in your next amendment to limit the period included your forecast to 2021-2022 and remove outward projections in 2023-2025.

Response: In response to the Staff’s comment, the Company has included additional disclosure on pages xxxv-xli and 161 of the Amended Proxy Statement to provide further background regarding, and the assumptions underlying, the projections beyond two years.

Summary of CompoSecure’s Business, page 151

2.	We note your response to our prior comment 11 and reissue in part. Please refer to your description of the partnering arrangements with Simplex and Changelly and explain in more detail how your products and services will interact with these third parties to facilitate trading of digital assets. In this regard, we note that you refer generally to CompoSecure gaining "access to services offered on Changelly's website for exchanging Cryptocurrency." Similarly, you include a general description of services under the Simplex Agreement. In this regard, please explain what you mean by Simplex's services functioning "as an intermediate layer between the end user customers and Simplex's Cryptocurrency liquidity partners." For each of the two partnership agreements, provide a specific description of a single trade from beginning to end, describing each step and parties or entities involved in each particular step of the transaction.

Response: In response to the Staff’s comment, the Company has included additional disclosure on pages 156-158 of the Amended Proxy Statement to provide a summary of two sample transactions (i.e. fiat currency to cryptocurrency and cryptocurrency to cryptocurrency) from beginning to end, including the parties and entities involved in each particular step.

General

3.	We note your response to our prior comment 3 and reissue in part. Please provide us with detailed legal analysis of why you believe the voting agreement between you and certain equity holders of CompoSecure is not material to investors' understanding of the merger transaction. In the alternative, please include it in the proxy statement.

Response: In response to the Staff’s comment, the Company has included a copy of the Voting Agreement as Annex H in the Amended Proxy Statement.

* * *

Division of Corporation Finance

September 22, 2021

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Gregg L. Katz at (617) 570-1406 or GKatz@goodwinlaw.com.

Sincerely,

/s/ Gregg L. Katz
Gregg L. Katz

cc:	Donald G. Basile, Roman DBDR Tech Acquisition Corp. Steven J. Feder, General Counsel, CompoSecure, LLC David C. Schwartz, Morgan Lewis & Bockius LLP